Exhibit 12.1

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(In millions)	Year Ended December 31,
	2010	2009	2008	2007	2006
Portion of rentals representing interest	$88	$77	$89	$101	$75
Capitalized interest, including discontinued operations	410	441	326	214	152
Other interest and fixed charges, including discontinued operations	105	160	153	135	147

Total fixed charges (A)	$603	$678	$568	$450	$374

Earnings-pretax income with applicable adjustments (B)	$5,512	$3,816	$7,145	$6,761	$8,717

Ratio of (B) to (A)	9.14	5.63	12.58	15.02	23.31